
November 10, 2014

Via E-mail
Stephen R. Brunner
President, Chief Executive Officer and Chief Operating Officer
Sanchez Production Partners LLC
1801 Main Street, Suite 1300
Houston, TX 77002

> **Re: Sanchez Production Partners LLC (f/k/a Constellation Energy Partners LLC)**
> **Schedule 13E-3 Filed October 24, 2014**
> **File No. 005-82227**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed October 24, 2014**
> **File No. 333-198440**

Dear Mr. Brunner:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

General

1.   Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to what consideration was given to whether Sanchez Oil & Gas Corporation ("SOG") is an affiliate engaged in the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. Alternatively, please revise the Schedule 13E-3 to include this party as a filing person. For assistance in making this determination, please refer to Interpretive Response 201.05 in the Going Private Transactions section of the Division's Compliance and Disclosure Interpretations. Please provide a similar analysis for each

entity that shares voting or investment control over the shares held by SOG and for both of SEPI's nominees to Sanchez Production Partners LLC's board of managers.

2. Each filing person must individually comply with the filing, dissemination, disclosure, and signature requirements of Schedule 13E-3. Therefore, you will need to include all of the information required by Schedule 13E-3 and its instructions for all filing persons, including those added in response to the preceding comment. In addition, be sure that each new filer signs the Schedule 13E-3.

3. We note the disclosure under various items of the Schedule 13E-3. Your Schedule 13E-3 must incorporate by reference the information contained in the proxy statement/prospectus in answer to the items of Schedule 13E-3. Refer to General Instruction G of Schedule 13E-3. Please revise so that the information under each item appears in the proxy statement/prospectus and is incorporated by reference into the Schedule 13E-3.

4. Please provide the information required by General Instruction C of Schedule 13E-3 with respect to (a) each executive officer and director of the company; (b) each person controlling the company; and (c) each executive officer and director of any corporation or other person ultimately in control of the company.

Item 15. Additional Information, page 6

5. Please provide additional support for your statement that the disclosure required by Item 1011(b) of Regulation M-A is not applicable in light of the disclosure in your Form S-4 that a "change in control" will be deemed to occur if Proposal 2 is not approved by unitholders. Please also provide your analysis as to whether a vote is required under Rule 14a-21.

Amendment No. 2 to Registration Statement on Form S-4

General

6. We note your response to our prior comment 2 and refer you to Securities Act Forms Compliance and Disclosure Interpretation 225.06, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. Once your registration statement has gone effective and the conversion has occurred, please file a post-effective amendment in which Sanchez LP adopts the registration statement.

7. Please disclose the information required by Item 1010(a)(3) and (4) of Regulation M-A.

8. Please include the disclosure required by Item 1013(d) of Regulation M-A. In doing so, please separately discuss the benefits and detriments of the transaction to the company,

its affiliates, and unaffiliated security holders. Please refer to Instruction 2 to Item 1013 of Regulation M-A.

9.   Please provide the disclosure required by Item 1014(a) of Regulation M-A.

10.   Please provide the disclosure required by Item 1014(c) and Item 1014(d) of Regulation M-A.

11.   Please provide the disclosure required by Item 1015(a) of Regulation M-A.

12.   Please include the legend required by Rule 13e-3(e)(1)(iii) on the outside cover page of your disclosure document.

13.   Please state clearly throughout the proxy statement/prospectus that SOG is your affiliate. In this regard, we note several references throughout the filing to "affiliates" of SOG, but you do not clearly state throughout the filing that SOG is your affiliate. Please also disclose how SOG is affiliated with SP Holdings.

14.   Please provide the disclosure required by Item 18(a)(5)(ii) of Form S-4.

15.   Please provide the disclosure required by Item 3(h)(i) of Form S-4.

16.   You appear to be providing disclosure regarding the company pursuant to Items 12 and 13 of Form S-4, but you don't appear qualified to do so. Please advise.

Questions and Answers about the Special Meeting, page 3

What is the vote required to approve the proposal related to the Conversion?, page 3

17.   Please disclose the aggregate percentage and number of shares held by the persons or entities that have indicated that they will vote in favor of the proposals.

Special Factors, page 12

Background of the Conversion and Relationship with SOG, page 12

18.   Please disclose when the board of managers first discussed the Plan of Conversion and any meetings of the board of managers at which the Plan of Conversion was discussed prior to its adoption on August 25, 2014. Please also disclose the reasons for undertaking the transaction at this time. Please refer to Item 1013(c) of Regulation M-A.

19.   Please describe the recent litigation involving SOG and SEPI.

Recommendation of Our Board of Managers and Its Reasons for the Conversion, page 14

20.   We note your statement that the economic consequences to your common unitholders are the same under a limited partnership structure as they are under the current limited liability structure. Please tell us whether the board of managers considered any potentially different economic interests resulting from the new dividend structure and issuance of incentive distribution rights to an affiliate of SOG.

21.   Please elaborate upon the ways in which SOG has demonstrated its commitment to being your sponsor. In doing so, please disclose the terms of the agreements referred to at the top of page 13.

Adjournments, page 32

22.   Please advise how you determined that the last sentence of this section is consistent with Rule 14a-4(e).

Cash Distribution Policy and Restrictions on Distributions of Sanchez LP, page 39

23.   We note your stated intention to distribute at least the minimum quarterly distribution of $0.05 per unit ($0.20 per unit on an annualized basis) on all of your units to the extent you generate sufficient earnings. Please demonstrate your ability going forward to make such quarterly distribution, or illustrate the shortfall. In that regard, please revise your filing to provide a table that presents estimated future distributions for the immediately succeeding 12 months on a quarterly, aggregate and per unit basis. Please also include a narrative description of the assumptions and other considerations underlying such forecasted information. If you cannot provide such table, please tell us why you believe it is appropriate to state your intention to distribute a minimum quarterly distribution.

Price Range of Common Units, page 93

24.   Please include price information as of the latest practicable date, and as of the date immediately prior to the public announcement of the Plan of Conversion.

25.   Please set forth the approximate number of holders of each class of equity as of the latest practicable date.

Exhibit 99.1 – Form of Proxy

26.   Please clearly mark your form of proxy card "preliminary." See Rule 14a-6(e)(1).

27.   Please mark your form of proxy as required by Rule 14a-4(a)(1).

28.   Please provide your analysis as to the necessity of unbundling any material changes to your organizational documents, including the fee shifting provision. See Rule 14a-4(a)(3).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and the Exchange Act of 1934 and all applicable Securities Act and Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons, or an authorized representative thereof, acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Senior Counsel, at (202) 551-3237 or Laura Nicholson, Senior Counsel, at (202) 551-3584 with any questions. You may also contact Lisa Kohl, Staff Attorney, Office of Mergers and Acquisitions, at (202) 551-3252 or David Orlic, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3503.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director